File No. 70-9353



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                         AMENDMENT NO. 1
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
                    AEP ENERGY SERVICES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     Applicants in File No. 70-9353 hereby amend and restate their Application or Declaration on Form U-1 as follows:
ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
     American Electric Power Company, Inc. ("AEP"), is a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"). AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources") are wholly-owned non-utility subsidiaries of AEP. AEP, AEPES and Resources are hereinafter sometimes collectively referred to as "Applicants".
     A.   Background
     By orders dated September 13, 1996 (HCAR No. 26572) and September 27, 1996 (HCAR No. 26583), AEP was authorized to form one or more direct or indirect nonutility subsidiaries to broker and market electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids. AEPES was incorporated as a subsidiary of AEP on September 24, 1996 to engage in energy-related activities, including marketing, brokering and trading of electricity, gas and other energy commodities.
     Pursuant to an order of the Commission dated June 6, 1989 (HCAR No. 24898) and supplemental orders dated October 8, 1993 (HCAR No. 25905) and February 4, 1994 (HCAR No. 25984), AEP obtained authorization to invest in Resources, whose primary business is development of, and investments in, exempt wholesale generators, foreign utility companies, qualifying cogeneration facilities and other energy-related domestic and international investment opportunities and projects.
     B.   Summary of Proposed Transaction
     Applicants are now seeking approval to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with energy marketing, brokering and trading. Applicants request approval to invest up to $800 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets.FN1
FN1 Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing or trading activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.


Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for common stock of AEP or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. If common stock of AEP is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Under no circumstances will Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the 1935 Act.
     As this Commission has recognized in SEI Holdings, Inc., HCAR No. 26581 (September 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. Gas marketers today must be able to offer their customers a variety of value-added, or "bundled" services, such as gas storage and processing, which the interstate pipelines offered prior to FERC Order 636.
FN2 See FERC Order 636, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13270 (April 16,
     1992).

In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the United States. Similarly, in order to compete with both pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers with which AEP's non-utility subsidiaries compete own substantial physical assets of the type described herein.
     Production, gathering, processing, and storage capacity would support Applicants' marketing activities by providing the opportunity to hedge the prices of future supplies of natural gas against market fluctuations. Price volatility occurs due to fluctuations in supply and demand over periods as short as one day or seasonally. Storage and pipeline assets allow energy marketers to "bank" lower cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities. The integration of production, gathering, and storage assets offers energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.
     It is the intention of Applicants to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). At the current time, Applicants are investigating several opportunities to acquire midstream and upstream assets that are being offered for sale by integrated gas companies and other marketers. Ultimately, it is the objective of Applicants to control a portfolio of Energy Assets that would provide Applicants with the flexibility and capacity to compete for sales in all major markets in the United States and, in the future, possibly Canada.
     C.   Summary of Financing Proposals
     As indicated, Applicants wish to have the flexibility to acquire Energy Assets in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. A seller of Energy Assets may, for example, wish to arrange a tax-free transaction in which it receives common stock of AEP. From the Applicants' perspective, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. Accordingly, in order to provide the maximum flexibility, Applicants request authorization to issue securities in order to finance the purchase of Energy Assets, or the purchase of the securities of companies owning Energy Assets, by Resources, AEPES and subsidiaries of either company, in an aggregate amount not to exceed $800 million, such securities to consist of any combination of (i) shares of common stock of AEP; (ii) borrowings by AEP from banks or other financial institutions under credit lines or otherwise; (iii) guarantees of indebtedness issued by Applicants or any existing or new subsidiary of any Applicant; or (iv) guarantees of securities issued by any special purpose financing subsidiary of AEP organized specifically for the purpose of financing any such acquisition. Borrowing would be evidenced by notes having maturities of not greater than fifteen years from the date of issue and an average life of not greater than ten years from the date of issue, and bear interest at either a fixed rate not greater than 300 basis points over the yield to maturity on a U.S. Treasury note having a remaining term approximately equal to the average life of such note, or at a floating rate not greater than 100 basis points over the reference rate (e.g., prime commercial lending rate, LIBOR, etc.) used as the basis for determining such rate. Such notes may include terms that would require the payment of a premium upon prepayment.
     In turn, to the extent not exempt under Rule 52 and/or Rule 45(b), Resources, AEPES and subsidiaries of either company, or any special purpose financing subsidiary, also propose to issue debt or equity securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance acquisitions of Energy Assets.
     Such financings in aggregate with any AEP financings for which approval is requested above and any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation; i.e., $800 million. Any debt security issued to AEP to evidence loans by AEP will comply with the requirements of Rule 52(b)(2).
     The financing authorization sought herein is in addition to the financing authority of AEP and its subsidiaries as set forth in the orders of the Commission dated May 4, 1998 (HCAR No. 26867) and May 10, 1996 (HCAR No. 26516) as modified by April 27, 1998 (HCAR No. 26864).
     D.   Other Matters
     Pursuant to Rule 24, Applicants propose to report on a quarterly basis the amount of Energy Assets purchased or constructed in the preceding period and a brief description thereof. It is also proposed that the amount, type, and, if a debt security, the maturity and interest rate, of securities issued by AEP, Resources, AEPES and subsidiaries of either company, or any special purpose financing subsidiary in connection with the acquisition of Energy Assets be made a part of such quarterly report filed pursuant to Rule 24, and that such reporting also be in lieu of any separate report on Form U-6B-2 for those financings that are performed on an exempt basis under Rule 52.
     E.   Compliance with Rule 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
          Rule 53(a)(1). As of June 30, 1998, AEP, through its subsidiary, Resources, had aggregate investment in FUCOs of $450,133,000. This investment represents approximately 27.8% of $1,621,199,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 1998.
          Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the Utility Subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.
          Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's Utility Subsidiaries.
          Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,621,199,000) represented an increase of approximately $46,547,000 (or 3.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,574,652,000); and (iii) for the fiscal year ended December 31, 1997, AEP did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.
     AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27,
1998) (the "100% Order") in File No. 70-9021. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of AEP, nor would it have an adverse impact on any of its utility subsidiaries or their customers, or on the ability of state commissions to protect such utility subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicants should not be required to make subsequent Rule 54 filings once AEP's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP ENERGY SERVICES, INC.
                    AEP RESOURCES, INC.


                    By_/s/ A. A. Pena______________
                                 Treasurer


Dated:  September 4, 1998